U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                             Commission File Number: 001-9178
                                                                     ---------

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB [X] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2004
                   -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION


                             Koor Industries Ltd.
                          ----------------------------
                            Full Name of Registrant


                         -----------------------------
                           Former name if applicable


                              14 Hamelacha Street
                         -----------------------------
           Address of principal executive office (Street and number)


                          Rosh Ha'ayin 48091, Israel
                         ------------------------------
                           City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X]    (b)   The subject annual report, semi-annual report, transition
               report on transition report on Form 10-K, Form 20-F, 11-K, Form
               N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
               10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Koor Industries Ltd. (the "Company") was unable to timely complete its Annual Report on Form 20-F for the year ended December 31, 2004 (the "20-F") without unreasonable effort and expense. Specifically, the Company was unable to complete the U.S. GAAP reconciliation of its consolidated financial statements because they were unable to complete the U.S. GAAP reconciliation of the financial statements of Makhteshim-Agan Industries Ltd. ("MAI"), a "significant subsidiary" of the Company as of December 31, 2004 under the criteria of Rule 3-09 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended ("Rule 3-09"). MAI's financial statements were consolidated in the Company's financial statements under both Israeli GAAP and U.S. GAAP until December 31, 2003; however, for the year ended December 31, 2004, MAI's financial statements were consolidated in the Company's financial statements under Israeli GAAP, but were recorded as an equity method investment under U.S. GAAP. MAI's financial statements, along with the U.S. GAAP reconciliation thereof, will be included separately in the 20-F in accordance with Rule 3-09.

In connection with the audit of the Company's and MAI's financial statements and the U.S. GAAP reconciliation thereof, KPMG Somekh Chaikin, the Company's independent auditors ("KPMG"), advised the Company that, for U.S. GAAP purposes, certain items in MAI's financial statements as of and for the years ended December 31, 2002 and 2003 were incorrectly recorded as capitalized costs and should have been recorded as expenses, and certain items relating to deferred taxes were incorrectly computed for such periods. As a result, KPMG advised the Company that the Company's U.S. GAAP reconciliation of net earnings and shareholders' equity for such periods would need to be restated to reflect the corrections to such items. The Company expects that such restatement would result in an increase in the Company's net loss under U.S. GAAP for the years ended December 31, 2002 and 2003 of approximately NIS 1 million ($0.2 million) and NIS 10 million ($2.4 million), respectively, and a decrease in the Company's shareholders' equity under U.S. GAAP as of December 31, 2002 and 2003 of approximately NIS 74 million ($17.1 million) and NIS 84 million ($19.5 million), respectively.

After consulting with KPMG, the Company decided that restatement is not necessary for Israeli GAAP purposes.

The Company anticipates completing the U.S. GAAP reconciliation of the Company's and MAI's financial statements, including the restatement described above, soon and will file the 20-F on or before the fifteenth calendar day following the prescribed due date for the 20-F.

References herein to "NIS" are to New Israeli Shekels and references herein to "$"are to U.S. dollars.


                                    PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


Shlomo Heller, General Counsel                        011-972-3-900-8420
-----------------------------------               ----------------------------
(Name)                                            (Area Code)(Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     the answer is no, identify report(s).      [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
     or portion thereof?                        [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant anticipates reporting, for Israeli GAAP purposes: (i) revenues of approximately NIS 9.23 billion ($2.14 billion) for the year ended December 31, 2004, compared to revenues of approximately NIS 7.69 billion ($1.79 billion) for the year ended December 31, 2003; (ii) operating earnings of approximately NIS 1.24 billion ($288 million) for the year ended December 31, 2004 compared to operating earnings of approximately NIS 896 million ($208 million) for the year ended December 30, 2003; and (iii) net earnings of approximately NIS 145 million ($34 million) for the year ended December 31, 2004 compared to net earnings of approximately NIS 46 million ($11 million) for the year ended December 31, 2003.

A more detailed discussion of results of operations will be included in "Item 5, Operating and Financial Review and Prospects" in the Form 20-F to be filed.

------------------------------------------------------------------------------


                             Koor Industries Ltd.
                   ----------------------------------------
                 (Name of Registrant as Specified in Charter)
        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   July 1, 2005                        By:  /s/ Yuval Yanai
                                                 ----------------------------
                                                 Yuval Yanai
                                                 Senior Vice President and
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
------------------------------------------------------------------------------

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001)

------------------------------------------------------------------------------